J. van der Veer
Chief Executive
Royal Dutch Shell pic
STRICTLY PRIVATE & CONFIDENTIAL
SUBJECT TO CONTRACT & DOCUMENTATION
Board of Directors
Shell Canada Limited
Shell Centre
400 — 4th Avenue, S.W.
Calgary, Alberta, Canada T2P 0J4
For the attention of: Derek H Burney O.C. Lead Director, Shell Canada Limited
20 October 2006
Proposed Offer to Acquire the Minority of Shell Canada
This letter confirms my conversation with you regarding the proposal by Royal Dutch Shell plc (“Shell”) to acquire the approximately 22 percent of Shell Canada Limited (“Shell Canada” or the “Company”) which it does not already own. To confirm our conversation I submit the following proposal for the purchase by us, or a wholly-owned subsidiary, of all of the shares of the Company which we do not currently hold.
Proposed Offer
This proposal is being made following a period of analysis by Shell and our advisors, and with approval from the Board of Shell. We have assembled a full advisory team with extensive experience to assist us in our assessment of the Company and its business and in the steps required to implement a formal acquisition transaction, including Morgan Stanley (financial advisor), Stikeman Elliott (Canadian legal counsel), and Cravath Swaine & Moore LLP (U.S. legal counsel). Our internal team and advisors are fully committed and are in a position to start the process leading to a formal offer.
On this basis and subject to the considerations outlined below, Shell would be prepared to make an offer of C$40.00 per Shell Canada share, payable in cash. This offer assumes that quarterly dividends will continue to be paid at the rate of 11 cents per share consistent with Shell Canada’s practice. The offer price of C$40.00 per share would represent a premium of approximately:

Carel van Bylandtlaan 16 2596 HR The Hague The Netherlands Telephone:+31 (0)70 377 2715	Registered in England number 04366849 Registered office: Shell Centre London SE1 7NA letter J. van der Veer to D. Burney
20 October 2006

•	23.7% percent to the closing price of C$32.33 per Shell Canada share on 19 October 2006 (being the last business day prior to the date of this letter); and

•	29.0% percent to the average closing price of C$31.01 per Shell Canada share during the one month period up to and including 19 October 2006.
After careful consideration on our part, we believe that this proposed offer price represents full and fair value for the shares of Shell Canada and will provide a compelling offer to Shell Canada’s shareholders.
Process
We request that the Shell Canada Board establish a special committee of independent directors to supervise the preparation of a formal independent valuation and to review and make a recommendation with respect to the proposed offer. We undertake to meet the costs of such independent valuation on the basis that any offer made by us would constitute an “insider bid” under applicable rules of the Ontario Securities Commission and the Autorité des marchés financiers. It is Shell’s desire to proceed with a transaction supported by Shell Canada’s Board. Shell reserves the right, however, not to proceed with the making of a formal offer if it is unable to obtain this support.
Structure & Conditions
We expect that our offer will be made by way of a take-over bid circular, and that Shell Canada will enter into a support agreement with our bidding company. However, we appreciate that in some circumstances another transaction structure would be more appropriate and we would be pleased to discuss this with you and your advisors.
Our formal offer will be conditional on more than 50 (fifty) percent of the outstanding shares (calculated on a fully diluted basis) held by the minority shareholders in the Company being tendered as well as other customary conditions including the absence of any material adverse change, the obtaining of any relevant regulatory approvals and the absence of any adverse litigation, proceeding or legal prohibition in respect of the offer. There would also be a condition that Shell shall have determined, or shall have been satisfied by Shell Canada, that no covenant or condition exists in any agreement or instrument of Shell Canada that would make it inadvisable for Shell to proceed.

letter J. van der Veer to D. Burney
20 October 2006

Immediate Next Steps
To satisfy our disclosure and regulatory requirements, we expect to make a public announcement prior to the opening of markets in Europe on Monday 23 October 2006 and to make appropriate filings with the SEC shortly thereafter. We also anticipate that you may want to make an announcement in Canada prior to the opening of markets there on Monday. We are available to work with you over the weekend to co-ordinate initial press releases and other public materials to ensure the process is as organised as possible as we move forward.
We are at your disposal as to how best to co-ordinate between ourselves. In that regard, Adrian Loader from Shell will be leading our team and will be in contact with you and your colleagues and/or advisors shortly.
Other Relevant Information
We would request that this approach be kept confidential until the expected announcement on 23 October 2006.
We would sincerely hope that we are able to reach agreement as quickly as reasonably practicable to minimise uncertainty for the Company, its shareholders, its employees and other stakeholders.
The provisions of this letter shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Please contact Adrian should you wish to discuss any element of this letter further.
We hope that the proposal outlined in this letter will find favour with the Shell Canada Board and we look forward to your response.
Yours sincerely,

/s/ Jeroen van der Veer
Jeroen van der Veer
for and on behalf of Royal Dutch Shell plc